FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 12th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding: All Top 20 IC manufacturers are now using Nova’s Integrated Metrology Solutions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 12th , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

ALL TOP 20 IC MANUFACTURERS ARE NOW USING NOVA’S INTEGRATED METROLOGY SOLUTIONS

Rehovoth, Israel July 12, 2004 – Nova Measuring Instruments (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that all of the Top 20 Integrated Circuit (IC) Capex spenders are now using its Integrated Metrology (IM) solutions. This follows an order received from a major Japanese Semiconductor manufacturer for the 300mm NovaScan 3060. Nova’s metrology equipment will be delivered to this new customer integrated into the CMP polishers of several Process Equipment Manufacturers.

The NovaScan 3060 has an exceptionally fast overall measurement time of 13 seconds per wafer for 13 sites, compatible with all high-throughput polishers. This enables measurement and mapping of all wafers, both pre- and post-polish, without affecting the polisher’s throughput. Nova is the only Integrated Metrology provider to offer both wet and dry integrations, allowing customers to choose the best alternative, which matches their needs. The NovaScan 3060 utilizes UV Spectrophotometry to accurately measure and map the most advanced applications in the semiconductor industry.

Ronen Frish, VP Sales and Marketing, comments: “These particular sales have a symbolic meaning, as we have now gained all of the Top 20 list as customers, along with many other semiconductor manufacturers. This gain strengthens our leading position and is a proof of the efficiency of our Metrology Solutions in high volume manufacturing. The move to 300mm wafers, 65 nm design rules and to copper/low-k is providing more opportunities for the company’s metrology solutions. We continue to invest in our research and design efforts together with our industry partners, and our customers, to remain at the forefront of the metrology market.”

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.